

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Hiroshi Furukawa
Chief Executive Officer
PicoCELA Inc.
2-34-5 Ningyocho, SANOS Building, Nihonbashi
Chuo-ku, Tokyo 103-0013 Japan

> **Re: PicoCELA Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed on November 27, 2024**
> **File No. 333-282931**

Dear Hiroshi Furukawa:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment to Form F-1 filed November 27, 2024

Exhibits

1. Please request counsel to address the following items in the legal opinion filed as Exhibit 5.1 and file a revised opinion:

    •   We note that the opinion covers the 2,300,000 shares being offered in the primary offering, but not the 2,000,040 shares being offered in the resale offering. Please revise to additionally cover the resale shares. Refer to Sections II.B.1.b and II.B.2.h of Staff Legal Bulletin 19.

    •   We note the assumption in paragraph a(viii) that "all relevant matters would be found to be legal, valid and binding under the applicable laws of, or not otherwise contrary to public policy or any mandatory provisions of applicable laws of, any jurisdiction other than Japan, as presently or hereafter in force or given effect." Please revise or support this assumption, as it appears overly broad. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

- Please revise the penultimate paragraph of the opinion, as this appears to limit reliance. Refer to Section II.B.3.d of Staff Legal Bulletin 19.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing